UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2015
Commission File No. 001-32846

CRH public limited company
(Translation of registrant’s name into English)

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):  __________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form F-3ASR (333-190026) and Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308, and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosure:  Description of Ordinary Shares

TABLE OF CONTENTS

Description of Ordinary Shares	1

Description of Ordinary Shares

The following is a description of the Ordinary Shares based on the Company’s Articles of Association (the “Articles”) as presently in effect.  This summary does not purport to be complete and is qualified in its entirety by reference to the full Articles.

The authorized share capital of the Company is €341,297,940 divided into 150,000 5% Cumulative Preference Shares of €1.27 each, 872,000 7% “A” Cumulative Preference Shares of €1.27 each, 1,000,000,000 Ordinary Shares of €0.32 each and 1,000,000,000 Income Shares of €0.02 each.

The Income Shares, which were created on 29th August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company), are tied to the Ordinary Shares and are traded as one with the Ordinary Shares.  The Income Shares carried a different tax credit to the Ordinary Shares.  The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares.  Income Shares carry no voting rights.  Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit.  As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

Dividends
Shareholders may by ordinary resolution declare final dividends and the directors may declare interim dividends but no final dividend may be declared in excess of the amount recommended by the Directors and no dividend may be paid otherwise than out of profits available for that purpose in accordance with the Companies (Amendment) Act, 1983 (the “1983 Act”).  There is a provision to offer scrip dividends in lieu of cash.  The Preference Shares rank for fixed rate dividends in priority to the Ordinary and Income Shares for the time being of the Company.  Any dividend which has remained unclaimed for twelve years from the date of its declaration shall, if the Directors so decide, be forfeited and cease to remain owing by the Company.

Meetings
Shareholder meetings may be convened by majority vote of the Directors or requisitioned by shareholders holding not less than 5% of the voting rights of the Company.  A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote.  The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority.  A special resolution, in respect of which not less than 21 days’ notice in writing must be given, requires the affirmative vote of at least 75% of the votes cast.

Voting Rights
The Articles provide that, at shareholders’ meetings, holders of Ordinary Shares, either in person or by proxy are entitled on a show of hands to vote and on poll to one vote per share.  The holders of Preference Shares are not entitled to vote unless the dividends thereon are six months in arrears.  A special resolution is necessary under the Articles in respect of any proposal at a meeting of the separate classes of shareholders to vary their respective rights.  No member is entitled to vote at any general meeting unless all calls or other sums immediately payable in respect of shares in the Company have been paid.

Disclosure of Interest
A shareholder may lose the right to vote by not complying with any statutory notice or notice pursuant to Article 14 of the Articles of Association given by the Company requiring an indication in writing of:  (a) the capacity in which the shares are held or any interest therein; (b) the persons who have an interest in the shares and the nature of their interest; or (c) whether any of the voting rights carried by such shares are the subject of any agreement or arrangement under which another person is entitled to control his exercise of these rights.

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Liquidation Rights/Return of Capital
In the event of the Company being wound up, the liquidator may, with the sanction of a shareholders’ special resolution, divide among the holders of the Ordinary Shares the whole or any part or the net assets of the Company (after the return of capital and payment of accrued dividends on the Preference Shares) in cash or in kind, and may set such values as he deems fair upon any property to be so divided and determine how such division will be carried out.  The liquidator may, with a like sanction, vest such assets in trust as he thinks fit, but no shareholder will be compelled to accept any shares or other assets upon which there is any liability.

Pre-emptive Rights and Issuance of Shares
Irish company law provides that issuances of equity shares for cash (and rights to subscribe for or to convert into equity shares for cash) must be offered, pro rata, to the existing shareholders of equity shares.  The shareholders may, by special resolution, eliminate this requirement for periods of up to five years.

Transfer of Shares
The Ordinary Shares may be transferred in uncertificated form through the CREST system operated by Euroclear UK & Ireland.  The transfer of Ordinary Shares in certificated form may be made by instrument in writing in any usual or common form or any other form of which the directors may approve.  The directors may, in their discretion, decline to register the transfer of an Ordinary Share that is not fully paid or an Ordinary Share on which the Company has a lien.

Interlocking and Interested Directors
Irish company law provides that it shall be the duty of a director of a company who is in any way, whether directly or indirectly, interested in contracts or other arrangements with the company to declare the nature of his interest at a meeting of the directors of the company.  Article 96 of the Articles provides, inter alia, that a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest except in the case of certain limited contracts or arrangements which are intended to benefit the Company or its subsidiaries and/or substantially all of their employees.

The Article also provides that if any question shall arise at any meeting as to the materiality of a director’s interest or as to the entitlement of any Director to vote, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting.  Additionally, it is provided by the Article that the shareholders of the Company may, by ordinary resolution, ratify any transaction not duly authorized by reason of a contravention of Article 96.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Dated: February 12, 2015

By:               /s/ M. Carton
M. Carton
Finance Director

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